ETC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS
DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ETC BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 EQUITY WAY
(No. and Street)

WESTLAKE | OHIO | 44145
(City) | (State) | (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALESSIO BLANGIARDO | (917)309 1304 | A.BLANGIARDO@ETCBROKERAGE
(Name) | (Area Code – Telephone Number) | (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 SOUTH WACKER DRIVE, SUITE 3300, CHICAGO, IL 60606
(Address) (City) (State) (Zip Code)

09/24/2003 | 49
(Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALESSIO BLANCIARDO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ETC BROKERAGE SERVICES, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YI LUO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LU6365477
Qualified in Nassau County
Commission Expires October 10, 2025

Signature:

Title:
FINANCIAL & OPERATIONS PRINCIPAL

Yi Luo 03/31/2023

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members of ETC Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2022.

Chicago, Illinois
March 31, 2023

ETC BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$	2,509,917
Deposit with Clearing Broker		261,887
Receivables from Affiliates		49,039
Prepaid Expenses		39,337
Goodwill		3,500
Total Assets	$	2,863,680

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable		340,182
Accrued Expenses		207,615
Payable to Clearing Organization	$	17,148
Total Liabilities	$	564,945

MEMBERS' EQUITY		2,298,735
Total liabilities and members' equity	$	2,863,680

The accompanying notes are an integral part of the financial statement

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2022

Note 1. <u>Nature of Operations and Summary of Significant Accounting Policies:</u>

A. Business Activity:

ETC Brokerage Services, LLC (the Company) operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is in Westlake, Ohio and most of its customers are in northeast Ohio with the remaining customers located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Significant accounting policies are as follows:

The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (FAS), to ensure consistent reporting of financial condition.

B. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

C. Concentration of Risk:

Company maintains cash balances at a bank and the account at the bank is fully insured by the Federal Deposit Insurance Corporation. Approximately 99% of the Company's revenue is generated from the accounts of customers of Equity Trust Company and Equity Advisor Solutions, both related parties.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2022

Note 1.   Nature of Operations and Summary of Significant Accounting Policies (Continued):

D.   Measurement of credit losses on Financial Statements:

The Company considered receivables from Affiliates are within scope and determined that such assets have a de-minimis risk of credit loss due to the Company's historical collections. Therefore, as of December 31, 2022, the Company has not recorded a credit loss for these financial assets.

E.   Goodwill:

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition and is reflected at cost on the statement of financial condition. FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require additional testing for goodwill impairment.

F. Revenue recognition:

Revenue is measured based on a consideration specified in a contract with a customer, pursuant to Accounting Topic 606, Revenue from Contracts with Customers. Revenues within the scope of Topic 606 include, Commissions, Administrative Fees, Client Fees, and Mutual fund income. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company provides only trading and brokerage services, and a related company provides trust and custody services. The Company had Mutual Fund receivables of $1,097 as of January 1, 2022 and none as of December 31, 2022.

Note 2.   Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the capital and the related net capital ratio may fluctuate on a daily basis. The Company had

Note 2.   Net Capital Requirements (Continued):

net capital of $2,206,859 which was $1,956,859 in excess of its required net capital of $250,000.

Note 3.   Income Taxes:

The Company is a limited liability company that files its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for federal or state income taxes in the financial statements. The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2022, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies significantly increase of decrease within 12 months of the reporting date. The 2019 through 2022 tax years remain subject to examination by the IRS. The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of December 31, 2022, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 4.   Related Party Transactions:

The Company has operating agreements with related parties, Equity Administrative Services, Inc. (EASI) and Equity Advisor Solutions (EAS), to provide broker support functions.   The agreements require the Company to invoice EAS for services and an annual net payment from EASI.

Equity Administrative Services, Inc., a related party, provides office space, equipment, technology services, and administrative services to the Company as part of the referenced net payment.

Note 5.   Fair Value Measurements:

Accounting Standards Codification (ASC) 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require fair value measurements.

Note 5.   Fair Value Measurements (Continued):

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable inputs for substantially the full term of the asset or liability.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level or any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Money market funds: Valued at the net asset value of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Note 5.   Fair Value Measurements (Continued):

As of December 31, 2022, the Company had no assets measured at Fair Value.

Note 6.   Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.